Founded in 1852 by Sidney Davy Miller Brad B. Arbuckle TEL (248) 267-3283 FAX (248) 879-2001 E-MAIL arbuckle@millercanfield.com	Miller, Canfield, Paddock and Stone, P.L.C. 840 West Long Lake Road, Suite 200 Troy, Michigan 48098 TEL (248) 879-2000 FAX (248) 879-2001 www.millercanfield.com	MICHIGAN: Ann Arbor
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June 9, 2009
Daniel Morris, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Commerce Street Pantheon Mortgage Asset Securitizations LLC Registration Statement on Form S-3 Filed March 19, 2009 File No. 333-157976
Dear Mr. Morris:
     On behalf of Commerce Street Pantheon Mortgage Asset Securitizations LLC (the “depositor”), we transmit for filing under the Securities Act of 1933, pre-effective amendment No. 2 to the registration statement on Form S-3 (no. 333-157976). For your convenience, courtesy copies of the amendment are being provided to you, including a copy that is marked to show changes against the registration statement.
     In addition, the depositor has instructed us to provide each of the responses set forth below to the staff’s comments of May 22, 2009. For ease of reference, the staff’s comments have been repeated below in italics. Each comment is followed by the depositor’s response, and we refer to each of your comments by the number assigned to it by you.
Registration Statement
General
1.	We note that in response to prior comment 3 (and other related comments in our prior comment letter) you have removed all reference to credit enhancement from the base prospectus and prospectus supplement. However, we note that you are relying on guarantees backed by the full faith and credit of the United States and appear to rely on certain subordination features. Accordingly, please revise the base prospectus and prospectus supplement to identify the guarantees and subordination features as credit

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

-2-	June 9, 2009
enhancement. Also, please add appropriate disclosure related to credit enhancement throughout the base prospectus and prospectus supplement, as appropriate pursuant to Regulation AB. To the extent that you may utilize any other methods or mechanisms to ensure the securities pay in accordance with their terms, please include appropriate disclosure of such credit enhancement. Refer to Item 1114 of Regulation AB.

Disclosures regarding credit enhancement have been added to the base prospectus under the header “Credit Enhancement” and to the supplemental prospectus under the header “Credit Enhancement.” Each of the disclosures explains that the Agency Securities are insured or guaranteed by Ginnie Mae and that Ginnie Mae’s guaranty is backed by the full faith and credit of the United States of America.

As indicated in our prior correspondence, the only credit enhancement that will be utilized is the guaranty of Ginnie Mae. Moreover, the depositor will not be relying on subordination features. Accordingly, only the Ginnie Mae guaranty is discussed in the disclosures and references to subordination features have been eliminated.

2.	Please confirm that you will file a post-effective amendment if a shelf takedown contemplates credit enhancement features that are not described in the base prospectus. Refer to Rule 409.

The depositor will file a post-effective amendment if a shelf takedown contemplates credit enhancement features that are not described in the base prospectus.

3.	While we note your response to prior comment 5, we reissue the comment. The base prospectus still contains general qualifiers suggesting that disclosure may be different or inconsistent in the prospectus supplement. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please revise throughout the base prospectus to include all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

The base prospectus has been revised to reflect all assets, credit enhancements and other structural features reasonably contemplated by the depositor to be included in an actual takedown. Qualifiers suggesting that disclosures may be different or inconsistent in the prospectus supplement have been deleted.

4.	We note your response to prior comment 6 and reissue the comment. Please revise to explicitly incorporate by reference the annexes and schedules to remove any confusion as to whether they are part of the base prospectus or prospectus supplement.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

-3-	June 9, 2009
The prospectus supplement has been revised to explicitly incorporate by reference the annexes and schedules thereto and to indicate that they are part of the prospectus supplement. The base prospectus has been revised to explicitly incorporate by reference the annexes and schedules thereto and to indicate whether they are part of the base prospectus.

5.	Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

The depositor understands that the staff’s comments to either the base prospectus and/or the prospectus supplement are to be applied universally, if applicable. Accordingly, if comments issued to one apply to the other, the depositor has revised the base prospectus and the prospectus supplement appropriately to reflect the comments of the staff.
Prospectus supplement
General
6.	We note your response to prior comment 9 and reissue in part. Please revise the prospectus supplement to fully contemplate all of the features identified in the base prospectus. Generally, the supplement should include bracketed disclosure which reflects the various features set forth in the base. For example, without limitation, we note that the base contemplates the possibility of sellers(s) transferring assets to the depositor under a sale agreement. However, the prospectus supplement does not contain any information which describes this transfer. The supplement should include bracketed disclosure in the form you intend to provide for actual takedowns. Please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB. Please revise accordingly.

The prospectus supplement and the base prospectus have been revised so that the prospectus supplement includes bracketed disclosures relating to, and cross references to, the various features described in the base prospectus.

In regards to a “sale agreement,” the prospectus supplement and the base prospectus have been revised so that the references to a “sale agreement” are replaced with a description of how the Agency Securities will be acquired. Please note that the Agency Securities are negotiable securities that can be easily transferred in an “over-the-counter” transaction. Thus, unlike an acquisition of mortgage loans, which requires a lengthy and

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

-4-	June 9, 2009
detailed purchase and servicing agreement, the acquisition of an Agency Security does not require such a sales agreement.

7.	We note that you have included language throughout the prospectus supplement stating that your disclosure “(may vary in accordance with the structure of each transaction).” It is unclear how you anticipate that the structure of the transaction might change and how you anticipate that those changes might affect your disclosure. For instance, it is not clear how structural changes might alter your reports to certificate holders, as suggested in your disclosure on page S-27. Please remove the quoted language above and provide alternative form disclosure addressing the different possible structures of the transaction. We encourage you to consider this comment together with the staff’s comments 3 and 6 above.

The quoted language has been removed.
Cover
8.	We note your response to prior comment 14. Your disclosure in footnote (2) suggests that the variable rate certificates will pay at a fixed rate for an initial period and then adjust by reference to a specific index rate for the remaining term of the certificates. Please revise the base prospectus and prospectus supplement, where appropriate, to provide full disclosure of this variable rate mechanism and any other variable rate structures you anticipate utilizing in this transaction.

The base prospectus has been revised to disclose the variable rate mechanisms and other variable rate structures the depositor anticipates utilizing in its offerings. Appropriate placeholders have been inserted in the prospectus supplement regarding such variable rate mechanisms and structures.

9.	We note your response to prior comment 20. However, it appears that the offering price of the securities and the market for the securities are still missing from the cover page. Please revise accordingly. Refer to Item 501(b)(2) and (4) of Regulation S-K.

The offering price of the securities and the market for the securities have been added to the cover page of the prospectus supplement.
Prospectus Supplement Summary. page S-4
10.	We note your response to prior comment 23 and reissue. Please revise to add disclosure describing the circumstances under which pool assets can be removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

-5-	June 9, 2009
The prospectus supplement summary and the prospectus supplement have been revised to disclose that the deposit trust agreement does not provide for removal or substitution of the Agency Securities deposited in the trust. Such disclosures have also been included in the base prospectus.

11.	In response to prior comment 29, you state that you will not make any representations or warranties with respect to the agency securities. Please revise to highlight such fact in the prospectus supplement summary.

The prospectus supplement summary and the base prospectus summary, as well as the prospectus supplement and the base prospectus, have been revised to state that the depositor’s assignment of the Agency Securities and the other assets assigned to the trust will be without recourse. Such disclosures also state that the depositor will represent and warrant that at the time of such conveyance to the trust, the depositor’s interest in such Agency Securities and other assets is free and clear of any lien, pledge, encumbrance, right, charge or claim or other security interest created by the depositor.
Agency Securities. page 5-6
12.	We note your response to prior comment 25 and the description of the information regarding the agency securities that you will provide in exhibits to the prospectus. In your next amendment, please revise to provide the form of the information that will be provided in the exhibits.

The disclosures in the prospectus supplement and exhibit [1] to the prospectus supplement have been revised to describe in more detail the type of information and the form of information that will be provided.
Optional Termination of the Trust, page S-8
13.	Please confirm that you will include the word “callable” in the title of any class of securities with an optional termination feature that may be exercised when 25% or more of the original principal balance is still outstanding. Refer to Item 1113(f)(2) of Regulation AB.

Per Item 1113(f)(2) of Regulation AB, the depositor will include the word “callable” in the title of any class of securities with an optional termination feature that may be exercised when 25% or more of the original principal balance is still outstanding.
It may be difficult to resell your certificates, page S-13
14.	We note your revised disclosure in response to prior comment 28. Please revise the heading of this risk factor to better describe the risk described. Specifically, the heading

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

-6-	June 9, 2009
should reflect that the risk discussed relates to the current severe downturn in the asset-backed markets.

The risk factors section of both the prospectus supplement and the base prospectus have been revised to include a more specific risk factor regarding the recent severe downturn in the asset backed markets. In addition, the depositor has added a risk factor regarding the lack of recourse against the depositor with respect to the offered securities.
Description of the Agency Securities, page S-14
15.	We note your response to prior comment 30 and reissue. Your revised disclosure should describe the material terms of the Ginnie Mae guarantee program and Ginnie Mae certificates which serve as collateral for your securities. Please revise to include with greater specificity the terms of the program and underlying securities.

The prospectus supplement has been revised to include additional information regarding the Ginnie Mae guarantee program and the Ginnie Mae certificates that serve as collateral for the securities. The revised disclosures now include a specific cross-reference to the location in the base prospectus where the material terms of the Ginnie Mae guarantee program and the Ginnie Mae certificates are disclosed.

16.	Refer to the first paragraph of the final paragraph on page S-14. Please revise to explain what you mean by “Ginnie Mae supplement.” Also, please describe the information to be provided in that supplement.

The reference to the “Ginnie Mae supplement” has been deleted and replaced with a description of the information provided in that supplement.

17.	Refer to the third bullet on page S-15. Although you have disclosed that stated— pass through rates, approximate outstanding principal amount, approximate average remaining term and weighted average pass-through rate are considered in the selection of agency securities. It is unclear how each category of information is considered and whether you require that the securities meet certain thresholds in each category in order to qualify for selection. Please explain.

The disclosure has been revised to indicate that the Agency Securities were selected because the anticipated payments on the Agency Securities, based on their stated pass-through rates, approximate outstanding principal amount, approximate weighted average remaining term and weighted average pass-through rate, will be sufficient, irrespective of the rate of prepayments on such Agency Securities, to begin distribution of the principal balance of each class of certificates not later than its initial principal distribution date and to distribute the entire principal balance of each such class of certificates not later than its final distribution date. The revised disclosure also states that the Agency Securities were

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

-7-	June 9, 2009
selected because the full and timely payment of principal of and interest on the Agency Securities is guaranteed by Ginnie Mae, which obligation is backed by the full faith and credit of the United States of America.

18.	Refer to the fourth bullet on page S-15. Please revise to affirmatively state, if true, that the anticipated payments on the agency securities are in fact sufficient to make timely distributions, regardless of the rate of prepayment.

The disclosure that appeared in the fourth bullet on page S-15 has been revised to affirmatively state that the anticipated payments on the agency securities are in fact sufficient to make timely distributions, regardless of the rate of prepayment.
Static Pool Information, page S-17
19.	Please confirm that in addition to the information set forth in your response to prior comment 33, you will also provide delinquency, prepayment and loss information. In addition, please provide us with the form of static pool information that you intend to provide pursuant to Item 1105 of Regulation AB.

The depositor will only be able to provide static pool information with respect to the Ginnie Mae certificates. As noted in our prior response letter and in our responses in this letter, the depositor will not be able to provide any static pool information with respect to the mortgage loans underlying the Ginnie Mae Certificates. The reasons for this, which are now disclosed in the base prospectus under “The Trusts and the Trust Assets — Ginnie Mae Certificates — The Underlying Mortgage Loans,” are as follows:

“Neither the depositor nor the sponsor will be the originator or the servicer of the mortgage loans underlying the Agency Securities included in a trust. Moreover, Ginnie Mae does not make publicly available information regarding the specific mortgage loans underlying a particular Ginnie Mae certificate. As a result, neither the depositor nor the sponsor will have access to information or data regarding the specific mortgage loans underlying the Agency Securities included in a trust.”

The depositor will provide you with the form of static pool information that it intends to provide pursuant to Item 1105 of Regulation AB in a separate letter.
The Sponsor, page S-16
20.	We note that on page 23 of the base prospectus (and elsewhere in the registration statement), you disclose that Commerce Street Holdings, LLC is the sponsor, instead of Commerce Street Capital, LLC. Please explain. Alternatively, please revise throughout the prospectus supplement and base to reconcile this inconsistency.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

-8-	June 9, 2009
The base prospectus and the registration statement have been revised to correctly disclose that Commerce Street Holdings, LLC is the sponsor.

21.	We note that in response to prior comment 35 you have deleted from this section reference to the “seller(s).” In an appropriate place, please revise to provide the form disclosure regarding the seller(s) that you will provide in the related takedown.

Placeholders regarding “sellers” and “originators” have been added to the prospectus supplement to indicate where disclosures regarding the sellers or originators of the Agency will be included if required under Item 1110 of Regulation AB. As indicated in such placeholders, such disclosures will conform to the requirements of Item 1110 of Regulation AB.
Affiliations and Relationships, page S-17
22	We note your response to prior comment 36. Please further revise to clearly state that you will provide all information required by Item 1119 of Regulation AB, including information related to servicers and originators. Refer to Item 1119 of Regulation AB.

The disclosure has been revised to state that all information required by Item 1119 of Regulation AB, including information related to servicers and originators, will be included.
The Trustee, page S-17
23.	We note your response to prior comment 41 and reissue in part. Please revise to provide form disclosure for the information required by Item 1109(b)-(f) of Regulation AB. Alternatively, please add a placeholder confirming that you will disclose the information required by Item 1109(b)-(f).

A placeholder confirming that the depositor will disclose the information required by Item 1109(b)-(f) of Regulation AB has been inserted.
Evidence as to Compliance, page S-19
24.	We note your response to prior comment 38 and reissue. Please note that we may have additional comments related to the registration statement upon review of the updated deposit trust agreement.
See Article XV (“Exchange Act Reporting’) of the form of deposit trust agreement filed as exhibit 4.1 to amendment no. 2 to the registration statement for the provisions regarding evidence as to compliance.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

-9-	June 9, 2009
Fees and Expenses of the Trust, page S-19
25.	We note your revisions on page S-19 which disclose that the fees of the securities administrator and the trustee may be paid separately by the depositor. Additionally, you note that the securities administrator and the trustee may be entitled to be reimbursed, although that is not always the case. Your disclosure on page S-8 appears to present conflicting disclosure related to the fees of the trust. Please revise to disclose consistently the different fee scenarios that you contemplate in a shelf takedown. We request that you make appropriate conforming revisions on pages S-8, S-19, S-20 and throughout the registration statement.

The disclosures have been revised to state that the fees and expenses of the trustee and the securities administrator will be paid out of the assets of the trust and before payments are made on the offered certificates.
26.	We note your response to prior comment 39. Please note that the disclosure obligations under Item 1113(c) are broader than those set forth in the bracketed language at the top of page S-20. Please revise to clarify that, in addition to the specific information set forth in the bracket, you will also provide the additional information required by Item 1113(c), as applicable.

The disclosure has been revised to clarify that, in addition to the specific information set forth in the brackets, the depositor will also provide the additional information required by Item 1113(c) of Regulation AB, as applicable.
The Deposit Trust Agreement, page S-20
27.	We note your response to prior comment 40 and your additional disclosure regarding a “deficiency event” and “events of default” under the deposit trust agreement. Please revise to disclose how certificateholders will be notified of such events and the actions that the transaction parties are permitted to take in those circumstances.

The disclosure has been revised to indicate how certificateholders will be notified of such events and the actions that the transaction parties are permitted to take in those circumstances.
Payments on Agency Securities; Deposits to Distribution Account, page S-21
28.	Refer to the last sentence of the spillover paragraph at the top of page S-21. The disclosure related to the eligible investments would appear duplicative of the disclosure on page S-18. Please consider deleting the language here. Alternatively, please revise to describe the types of eligible investments in which the distribution account funds may be invested or to provide an appropriate placeholder. Note that this disclosure should be

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

-10-	June 9, 2009
consistent with the disclosure provided at page S-18 under “Accounts” and under “Investment of Funds” on page 34. Please make appropriate revisions.

The duplicative language has been eliminated.
Description of the Certificates. page S-23
29.	We note your response to prior comment 43 and refer you to the third sentence of the first paragraph to this section. While the information in the prospectus supplement may add or explain general terms found in the base prospectus, information in the prospectus supplement should not be “inconsistent” with the information in the base prospectus. Please revise accordingly. Additionally, please revise to confirm that the base and/or prospectus supplement discloses the material terms of your deposit trust agreement.

The disclosure has been revised to delete the references to “inconsistent” and to confirm that the base and/or prospectus supplement discloses the material terms of the deposit trust agreement.
30.	We note your response to prior comment 45. Please tell us what you mean when you say that your offerings “are not likely” to involve shifting distribution priorities or cross-collateralization. Please tell us whether these features contemplated or not? How did you determine the likelihood of their involvement in the offering? Please explain. Alternatively, please affirmatively state, if true, that there will be no shifting distribution priorities or cross-collateralization.

The depositor has determined that the offerings will not involve shifting distribution priorities or cross-collateralization.
The Underlying Mortgage Loans, page S-28
31.	We reissue our prior comment 46. While we note that you will not be providing the information regarding the underlying mortgage loans in this form of prospectus supplement, you have indicated that you will provide this information when it becomes available. As such, please revise to provide us the form disclosure that you will provide to certificateholders. For example, if the depositor will provide tabular information related to the underlying mortgage loans, please revise to provide the format of the tables that will be included in the related takedowns. If applicable, please also explain what kinds of information you will include in such tables.
The bracketed disclosures that appeared under “The Underlying Mortgage Loans” in the original filing of the registration statement and that were the subject of your prior comment were included in the original filing as a placeholder to cover the possibility that such information might become available. Unfortunately, and as explained in our

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

-11-	June 9, 2009
response to your prior comment, and elsewhere in this letter, Ginnie Mae, the issuer of the agency securities that will be the primary assets of the trust, does not currently provide or make available information regarding the specific mortgage loans underlying a particular Ginnie Mae certificate. Moreover, neither the depositor nor the sponsor will be the originator or servicer of any such underlying mortgage loans. As a result they will not have access to information regarding such underlying mortgage loans. Accordingly, the bracketed language has been deleted.
The Servicers, page S-28
32.	In response to prior comment 47, you state that “the servicer... is essentially the securities administrator.” Similarly, in response to prior comment 53, you state that the “securities administrator is the servicer.” Accordingly, please tell us why you have included a placeholder stating that you will “insert information regarding servicing of the mortgage loans underlying the agency securities to the extent material.” If applicable, please revise the disclosure under “The Securities Administrator” on page S-17 to state that, for purposes of Regulation AB, the securities administrator is the “servicer” and will provide the annual report on assessment of compliance, the related attestation report and statements of compliance.

The bracketed disclosures that appeared under “The Underlying Mortgage Loans” in the original filing of the registration statement and that were the subject of your prior comment were included in the original filing as a placeholder to cover the possibility that such information might become available. Unfortunately, and as explained in our response to your prior comment, and elsewhere in this letter, Ginnie Mae, the issuer of the agency securities that will be the primary assets of the trust, does not currently provide or make available information regarding the specific mortgage loans underlying a particular Ginnie Mae certificate. Moreover, neither the depositor nor the sponsor will be the originator or servicer of any such underlying mortgage loans. As a result they will not have access to information regarding such underlying mortgage loans. Accordingly, the placeholders have been deleted.

For purposes of the offerings contemplated by the registration statement and Regulation AB, the securities administrator is the “servicer.” Accordingly, (i) the prospectus supplement and the base prospectus have been revised to state that the securities administrator is the “servicer” and will provide the annual report or assessment of compliance, the related attestation report and statements of compliance, and (ii) the placeholders regarding the servicing of the mortgage loans has been deleted.
33.	In that regard, please revise throughout the base prospectus and prospectus supplement to avoid imprecise usage of the term “servicer.” We note, for example, that “the servicer” is used alternately to refer to the securities administrator, the Ginnie Mae servicer, and presently unknown future servicers that may become transaction parties at

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

-12-	June 9, 2009
a later date. Revise to ensure that the securities administrator is, if true, clearly and consistently described as the servicer throughout this registration statement.

The base prospectus and prospectus supplement have been revised to avoid imprecise usage of the term “servicer.” The disclosures now state that the securities administrator is the “servicer.” The references to “Ginnie Mae servicer” and to “presently unknown future servicers” have been eliminated.
Use of Proceeds, page S-31
34.	We note your response to prior comment 48 and reissue in part. Revise to further specify how the amounts will be applied to your different accounts, if applicable. Refer to Item 1107(j) of Regulation AB.

The disclosure has been revised to include a placeholder for disclosure of offering proceeds that are applied to trust accounts. The depositor does not intend to use any offering proceeds for that purpose. However, if proceeds of an offering are ever used for such purpose, then the depositor will make appropriate disclosures per Item 1107(j) of Regulation AB.
Legal Proceedings, page S-32
35.	Please revise to state that you will also disclose any material legal proceedings against any of the transactions parties identified in Item 1117 of Regulation AB, including any servicer or seller involved in the transaction and any party contemplated by Item 1100(d)(I) of Regulation AB. Refer to Item 1117 of Regulation AB.

The disclosure has been revised to indicate that any material legal proceedings against any of the transactions parties identified in Item 1117 of Regulation AB, including any servicer or seller involved in the transaction and any party contemplated by Item 1100(d)(I) of Regulation AB. Refer to Item 1117 of Regulation AB.
Annexes B: Certain Characteristics of the Agency Securities..., page B-1
36.	We note that you intend to disclose the “Type of Agency Security.” Please revise to confirm that you will provide identifying information so that investors may locate additional information regarding the agency securities should they choose to do so.

The form of the table has been revised to include identifying information regarding the Agency Securities so that investors may locate additional information regarding the Agency Securities should they chose to do so.
37.	In addition, please revise the table to provide for columnar disclosure of the maturity dates and payment dates for the agency securities.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

-13-	June 9, 2009
The table has been revised to provide for columnar disclosure of the stated maturity dates and payment dates for the agency securities.
Prospectus
General
38.	We note your response to prior comment 73. However, we are unable to locate your revised discussion of purchase obligations. Please direct us to the revised disclosure or make appropriate revisions in your next amendment.

The disclosures regarding the purchase obligations have been deleted because the depositor has determined that its offerings will not involve such credit enhancement or purchase obligation.

39.	We note your response to prior comment 78. Although you state that you do not intend to issue notes, you reference the issuance of notes in the final paragraph on page 71. Please delete this reference and any other references to notes issuances that may remain in the registration statement.

All references to note issuances in the registration statement have been eliminated.
Summary of Terms, page 6
40.	We note your response to prior comment 51. However, on page 6 you disclosed that “unless otherwise specified in the related prospectus supplement,” Commerce Street Pantheon Mortgage Asset Securitizations, LLC is the depositor. Revise to delete the phrase “unless otherwise specified in the related prospectus supplement.” Please make conforming changes throughout the registration, as appropriate.
The phrase “unless otherwise specified in the related prospectus supplement” has been deleted. Conforming changes have been made throughout the registration statement as appropriate.
Risk Factors, page 10
Aspects of the Mortgage Loan Origination Process..., page 10
41.	Please revise the base prospectus to include the supplemental information provided in response to prior comment 57.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

-14-	June 9, 2009
The base prospectus has been revised to include the supplemental information provided in the response to the staff’s prior comment 57.
Mortgage Loans with High Original Loan-to-Value..., page 12
42.	We note your response to prior comment 58. You state that judicial reductions in the loan amount should not materially reduce the amount paid to your securityholders. Please revise to discuss whether there are any circumstances under which judicial reductions might materially reduce payout or revise your disclosure to state that the judicial reductions will not reduce payout.
The disclosure has been revised to state that judicial reductions in the loan amount will not reduce payout.
The Trusts and the Trust Assets, page 19
43.	We note your response to prior comments 2 and 6. Please revise the first full paragraph on page 20 to disclose that you will provide the material terms of the pool assets in the actual shelf takedown and not in a Form 8-K filed after takedown. In addition, please revise to clarify that any additional information not provided in the prospectus supplement will be filed on Form 8-K within two days after the initial issuance.
The disclosure has been revised to state that the depositor will provide the material terms of the pool assets in the actual shelf takedown and not in a Form 8-K filed after takedown. The disclosure has also been revised to clarify that any additional information not provided in the prospectus supplement will be filed on Form 8-K within two days after the initial issuance.
The Underlying Mortgage Loans, page 21
44.	We note your response to prior comment 62 and reissue. However, we are unable to locate the revised disclosure. Please revise accordingly.
The fourth paragraph of the section “The Underlying Mortgages” that appeared in the initial filing of the registration statement was not intended to suggest that the Ginnie Mae I and II programs may not operate as described in that section. Because the other disclosures describe how those programs work, the original fourth paragraph was deleted.
45.	We also note the disclosure on page 21 that “if then known,” you will provide certain additional disclosure such as information regarding the Ginnie Mae guaranty and the characteristics of the underlying pool. Please tell us how you may not have this information at the time when you administer a takedown of the shelf registration.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

-15-	June 9, 2009
The “if then known” disclosure has been deleted. The depositor will have information regarding the Ginnie Mae guaranty and the payment of principal and interest on the Agency Securities as described elsewhere in the prospectus supplement and base prospectus. However, and as described elsewhere in this letter, because (i) Ginnie Mae does not make available information regarding the specific mortgage loan underlying a particular Ginnie Mae certificate, and (ii) neither the depositor nor the sponsor will be the originator or servicer of such mortgage loans, the depositor will not have any information regarding those mortgage loans at the time of a takedown or subsequently. The disclosure has been revised to eliminate any suggestion that the depositor will provide additional disclosure regarding the characteristics of the underlying mortgage pool.
Certain Yield and Prepayment Considerations, page 31
46.	We note your response to prior comment 74. However, we are unable to locate your revisions to this section in response the prior comment. Please direct us to your revised disclosure or make appropriate revisions in your next amendment.
The disclosure has been revised to state the following:
“However, because the full and timely payment of the principal of and interest on the Agency Securities guaranteed by Ginnie Mae, which obligation is backed by the full faith and credit of the United States of America, losses and defaults on the underlying mortgage loans could impact the rate and timing of prepayments on the Agency Securities but should not result in a loss of the principal of or interest on such Agency Securities.”
The Deposit Trust Agreement, page 33
47.	We note your response to prior comment 75 and reissue in part. We note the disclosure that the primary assets will “generally” be conveyed by the sponsor or applicable seller/sellers to the depositor. Please revise the first sentence of this section to delete the word “generally” as it suggests that you contemplate utilizing different structures in some instances. Please confirm that you have disclosed all the terms of how the primary assets will be transferred and make appropriate revisions throughout the prospectus, as necessary, to eliminate any suggestion that a different structure may be presented at takedown.
The disclosure has been revised to delete the word “generally.” The depositor has disclosed all of the material terms of how the primary assets will be transferred and has made appropriate revisions throughout the prospectus, as necessary, to eliminate any suggestion that a different structure may be presented at takedown.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

-16-	June 9, 2009
48.	Please file the form of Sale Agreement with your next amendment.
In regards to a “sale agreement,” the prospectus supplement and the base prospectus have been revised so that the references to a “sale agreement” are replaced with a description of how the Agency Securities will be acquired. Please note that the Agency Securities are negotiable securities that can be easily transferred in an “over-the-counter” transaction. Thus, unlike an acquisition of mortgage loans, which requires lengthy and detailed purchase and servicing agreement, the acquisition of an Agency Security does not require such a sales agreement.
Investment of Funds, page 34.
49.	We note your response to prior comment 77 and reissue. As your list of “eligible investments” is, by its own terms, not all-inclusive, there does not appear to be any restriction on where funds may be invested. Please revise accordingly.
The disclosure has been revised to make clear that the list of “eligible investments” is all-inclusive.
50.	We note that there is an “Investment of Funds” subsection on page 41 as well. We further note that the section indicates that the universe of eligible investments may be changed if so “specified in the applicable prospectus supplement.” Please delete this section as it is both unnecessarily repetitive and suggestive that material terms described in the base prospectus may be different in the prospectus supplement.
The second “Investment of Funds” subsection has been deleted.
Incorporation of Certain Information by Reference, page 76
51.	We note your response to prior comment 80. Please revise to clarify that you are incorporating by reference all of your future periodic filings. We note, for example, that you have not specifically incorporated by reference your future filings on Form 10-K.
The disclosure has been revised to clarify that the depositor is incorporating by reference all future periodic filings, including future filings on Form 10-K.
Signatures
52.	Please include the signature of the person acting as the controller or principal accounting officer. If a person signs in more than one capacity, you should indicate each capacity in which that person signs. Refer to Instructions for Signatures on Form S-3.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

-17-	June 9, 2009
The signature of the person acting as the controller or principal accounting officer has been included. The indemnification of such person’s signature in the prior amendment was inadvertently omitted.
Exhibits 5.1 and 8.1
53.	We note your responses to prior comments 81-86. Please file your revised opinions with your next amendment. Note that we may have additional comments to your opinions, as appropriate.
Exhibits 5.1 and 8.1 have been revised to reflect your prior comments and refilled with amendment no. 2 to the registration statement. Each opinion has been revised to specifically identify the agreement that legal reviewed in delivering the opinion and to include New York law. Exhibit 5.1 has been revised to state that the securities will be “validly issued, fully paid and non-assessable.” Exhibit 8.1 has been revised to state that the tax opinion is contained in the prospectus.
*       *       *     *     *
As requested, the depositor acknowledges that:
•	It is responsible for the accuracy and adequacy of the disclosures it has made;

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The depositor may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
         In addition, the depositor understands that the Division of Enforcement has access to all information the depositor provides to the staff of the Division of Corporation Finance in connection with its review of the depositor’s filing or in response to its comments on the depositor’s filing.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

-18-	June 9, 2009
     If you have any questions, please do not hesitate to contact the undersigned.

Sincerely, Miller, Canfield, Paddock and Stone, p.l.c.
By:	/s/ Brad B. Arbuckle
Brad B. Arbuckle

DISCLOSURE UNDER TREASURY CIRCULAR 230: The United States Federal tax advice contained in this document and its attachments, if any, may not be used or referred to in the promoting, marketing or recommending of any entity, investment plan or arrangement, nor is such advice intended or written to be used, and may not be used, by a taxpayer for the purpose of avoiding Federal tax penalties. Advice that complies with Treasury Circular 230’s “covered opinion” requirements (and thus, may be relied on to avoid tax penalties) may be obtained by contacting the author of this document.